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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)

                                  Cellcom Corp.
                                (Name of Issuer)

                          Common Stock. $.001 par value
                         (Title of class of securities)

                                    151154309
                                 (CUSIP Number)

                                     with copy to:   Jack Becker, Esq.
Jay H. Brown                                         Snow Becker Krauss P.C.
520 South Fourth Street                              605 Third Avenue
Las Vegas, Nevada 89101                              New York, New York 10158
(702) 384-5563                                      (212) 687-3860
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 26, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                                Page 1 of 5 pages
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                                  SCHEDULE 13D

CUSIP No. 151154309                                           Page 2 of 5 Pages
- --------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Jay H. Brown
           ###-##-####
- --------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /
                                                            (b) / / See Item 5
- --------------------------------------------------------------------------------
3       SEC USE ONLY

- --------------------------------------------------------------------------------
4       SOURCE OF FUNDS

              PF
- --------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               / /
- --------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                USA
- --------------------------------------------------------------------------------
                7       SOLE VOTING POWER
                                2,698,441
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      0
    EACH        ----------------------------------------------------------------
 REPORTING      9       SOLE DISPOSITIVE POWER
   PERSON                       2,698,441
    WITH
                ----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                                0
- --------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,715,441 shares
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXLUDES CERTAIN SHARES
                                                                            / /
- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                23.5%
- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

                PN
- --------------------------------------------------------------------------------
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                                                              Page 3 of 5 Pages

Item 1.           Security and Issuer.

                  This Statement relates to the shares of Common Stock, par value $.001 per share (the "Shares") of Cellcom Corp.(the "Issuer"). The principal place of business of the Issuer is 6273 South Industrial Road, Las Vegas, Nevada 89118.

Item 2.           Identity and Background.

                  This Statement is being filed on behalf of Jay H. Brown (the "Reporting Person"), whose address is 520 South Fourth Street, Las Vegas, Nevada 89101. The Reporting Person is Chief Executive Officer and a Director of the Issuer.

                  During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  The Reporting Person is a citizen of the United States of America.

Item 3.           Source and amount of Funds or Other Consideration.

                  The Reporting Person initially purchased the shares of the Issuer's Common Stock for the total consideration $134,480. In December 1995, the Reporting Person acquired and additional 100,000 shares of the Issuer's Common Stock in consideration for payment of $2,000. The Reporting Person purchased the Common Stock utilizing his personal funds.

Item 4.           Purpose of Transaction.

                  The Reporting Person is the President and a Director of the Issuer. The Reporting Person acquired substantially all the shares of the Issuer's Common Stock shortly after inception of the Issuer in October 1983.

Item 5.           Interest in Securities of the Issuer.

         Mr. Brown may be deemed to beneficially own 2,715,441 Shares, or approximately 23.5% of the issued and outstanding shares of
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                                                              Page 4 of 5 Pages

Common Stock of the Issuer. Such Shares include 17,000 shares owned or record by Mr. Brown's wife. Mr. Brown possesses sole voting and dispositive power with respect to the remaining 2,698,441 Shares.

Item 6.           Contracts, Arrangements, Understandings or Relationships
                  with Respect to Securities of the Issuer.    None.

Item 7.           Material to be Filed as Exhibits.

         Exhibit 99 - Prior Transactions During the Last Sixty Days with
Respect to the Securities of Cellcom Corp.  Effectuated by Jay H.
Brown and Not Previously Reported by Mr. Brown on Schedule 13D.
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                                                              Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated: July 15, 1996                                 /s/ Jay H. Brown
                                                     ----------------
                                                     Jay H. Brown
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                                EXHIBIT INDEX


Exhibit No.                               Description

    99 Prior Transactions During the last Sixty Days With Respect to the Securities of Cellcom Corp. Effectuated by Jay H. Brown and not Previously Reported by Mr. Brown